Exhibit 99.1

RESAAS SERVICES INC.

Annual Information Form

For the year ended

December 31, 2015

#303 – 55 Water Street

Vancouver, British Columbia V6B 1A1

Tel: 604.558.2929

Website: www.RESAAS.com

April 29, 2016

RESAAS®
A platform for the real estate services industry.

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TABLE OF CONTENTS

PRELIMINARY NOTES	1

CORPORATE STRUCTURE	3

DESCRIPTION OF BUSINESS	3

GENERAL DEVELOPMENT OF THE BUSINESS	23

RISK FACTORS	23

DIVIDENDS AND DISTRIBUTIONS	34

DESCRIPTION OF CAPITAL STRUCTURE	35

MARKET FOR SECURITIES	36

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	36

DIRECTORS AND OFFICERS	37

PROMOTERS	39

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	40

Regulatory Actions	40

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40

TRANSFER AGENTS AND REGISTRARS	41

MATERIAL CONTRACTS	41

INTERESTS OF EXPERTS	41

ADDITIONAL INFORMATION	41

SCHEDULE A	44

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PRELIMINARY NOTES

This annual information form (this “AIF”) has been prepared in compliance with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations and is being filed on a voluntary basis in the form prescribed by Form 51-102F2.

In this AIF, unless otherwise specified or the context otherwise requires, reference to “we”, “us”, “our”, “its”, the “Company” or “RESAAS” means RESAAS Services Inc. and its subsidiaries.

In this AIF and documents incorporated by reference in this AIF, unless otherwise specified or the context otherwise requires, all references to “$” and “dollars” are to Canadian dollars unless otherwise noted.

Unless otherwise stated, all information in this AIF is presented as at December 31, 2015.

Information Incorporated by Reference

This AIF should be read in conjunction with our audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2015; our information circular and proxy material pertaining to our most recent annual general meeting of shareholders held on June 30, 2015; and our material change reports filed during the fiscal year ended December 31, 2015; all of which are available under our profiles on SEDAR and on the Canadian Securities Exchange (the “CSE”), and are incorporated herein by reference.

Trademarks

“RESAAS,” “The Real Estate Network,” the RESAAS logo, reblasts and certain other marks are our registered or unregistered trademarks in Canada or the United States.

This AIF contains additional trade names, trademarks and service marks of other companies, and such trade names, trademarks and service marks are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

We have trademarked the name “RESAAS” and the RESAAS logo in Canada, and have pending applications to register “RESAAS” and the RESAAS logo in the United States. We have registered trademarks for “RESAAS – One Giant Leap For Real Estate” and “One Giant Leap For Real Estate” in Canada. We have a registered trademark for “reblasts” in Canada, with a pending application to register “reblasts” in the United States. We also have pending applications to register “RESAAS – The Real Estate Social Network” and “The Real Estate Social Network” in Canada. We have pending applications to register “RESAAS – The Real Estate Social Network” in the United States and “AdSAAS” in both Canada and the United States. These and our other common law trademarks, service marks or trade names appearing in this AIF are the property of RESAAS. Other trademarks, service marks or trade names appearing in this AIF are the property of their respective owners.

Special Note Regarding Forward-Looking Statements

This AIF and the documents incorporated by reference herein which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward looking statements”).

All statements other than statements of historical facts contained in this AIF, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this AIF are only predictions, not guarantees or assurances. We have based the forward-looking statements largely on our current expectations, estimates, assumptions, and projections about future events and financial trends that we believe, as of the date of such statements, may affect our business, financial condition and results of operations. Such expectations, estimates, assumptions, and projections, many of which are beyond our control, include, but are not limited to: the effectiveness and efficiency of our advertising and promotional activities; volatility in the market price of our Common Shares; the continued popularity of current social media models; our ability to retain and attract users of our services; our intention not to pay dividends; claims, lawsuits and other legal proceedings and challenges; competitive conditions in the real estate industry; and our prioritization of product innovation and user experience over short-term operating results.

The forward-looking statements are made only as of the date of this AIF and are subject to a number of risks, uncertainties and assumptions described in this AIF, and in particular under the section entitled “Risk Factors.” Factors that could cause our actual results to differ from the forward-looking statements include:

•	our history of losses from operations;

•	our ability to generate sufficient revenues from the commercialization of our platform to fund our operations and become profitable;

•	our ability to build a user base for our services and adequately develop our technology;

•	the pace and degree of technological change;

•	our ability to obtain the additional financing that we require to meet our long-term needs;

•	our dependence on key personnel, including our executive officers;

•	our ability to effectively manage our growth;

•	declines in or changes to the real estate industry; and

•	our ability to protect our intellectual property and other proprietary information technology.

Because forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in a dynamic industry and economy. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Industry Data

Unless otherwise indicated, information contained in this AIF concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

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CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated as “RESAAS Services Inc.” under the Business Corporations Act (British Columbia) on June 4, 2009. Our head office is located at #303 – 55 Water Street, Vancouver, British Columbia V6B 1A1, and our registered and records office is located at Suite 1820, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

We have two wholly owned subsidiaries: RESAAS USA Inc., a company incorporated in the state of California in 2012, and The Real Estate Social Network Ltd., a company incorporated in the state of Delaware in 2013.

To enhance the ability of the Company to secure financing in the future, on March 6, 2014 the Company’s shareholders approved an increase to the Company’s authorized capital by creating a class of “blank cheque” preferred shares without par value that may be issued in one or more series. The creation of these shares, known as Class B Preferred Shares, allows the board of directors to react quickly to market conditions and other factors and create a series of shares without the time and expense involved in calling a special meeting of the shareholders of the Company. We are authorized to issue an unlimited number of Class B Preferred Shares.

The rights and restrictions attached to the Class B Preferred Shares allow the board of directors to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attached to the shares of that series, before the issuance of shares of any particular series. See “Description of Capital Structure” for additional information.

DESCRIPTION OF BUSINESS

Overview

RESAAS has developed a cloud-based social business platform for the real estate services industry.

We have created a professional social networking platform and a suite of tools which integrate with the platform, including an enterprise social network, a global referral network, lead generation engine, listing management, client engagement modules, customer relationship management (CRM) tools, analytics, file sharing and advertising engine. These tools and functionality are made available exclusively to owners of real estate brokerage firms and brokers, licensed real estate agents, and Realtors and are designed to increase user productivity through better communication and collaboration between users.

Our mission is to enable agents, Realtors and brokers to communicate effectively, connect instantly and engage meaningfully with one another through a platform built for their benefit. Our platform allows for instant discussion and debate, both on a local and global scale, facilitating easier and richer communication within the real estate industry. We commenced operations of our website in February 2013 and have only generated nominal revenue from advertising. We began subscription revenue generating activities for the RESAAS platform in January 2015, and as of December 31, 2015, we had generated approximately $107,000.

The RESAAS platform is accessible via our website, as well as our smart phone and tablet apps (for iPhone and Android), which allow real estate professionals to stay up-to-date with their content on the go.

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Our platform is designed with a focus on search engine optimization (SEO), ensuring that changes to our users’ profile pages are indexed by major search engines in real-time. Users are also able to synchronize their accounts with Facebook personal pages, Facebook Business pages, Twitter and LinkedIn. This allows each post on RESAAS to be automatically sent out to those networks as well, should the user choose to do so.

We also offer professional real estate agents, Realtors or brokers who have registered on our website, and have received a public-facing profile page, the ability to actively market themselves to home buyers and sellers, plus the ability to create, manage and track the performance of their own highly-targeted social advertisements using our internally-built advertisement engine. Professional users on RESAAS are able to upload their listings, announce open houses and successful sales, create referrals and generate leads by interacting with professionals in other markets. RESAAS has also developed tools that allow non-professionals to interact with our professional user base, such as RESAAS Q&A, which allows prospective clients to ask real estate questions to our professional users. Although such functionality is integrated into our platform, we are not actively marketing our platform to non-professionals at this time.

Furthermore, RESAAS also acts as an all-in-one social media platform for real estate professionals, providing them with control over their professional social media experience. Using online technology through our platform can provide faster, easier and more effective industry-specific communication between participants in the real estate industry.

Since commencing operations, we have experienced substantial growth in the number of registered professional users of our platform.

•	We had 380,244 registered professional users, which includes agents, brokers and Realtors as of December 31, 2015, an increase of 15% as compared to 329,950 registered professional users as of December 31, 2014.

•	We have a growing international professional user base. As of December 31, 2015, we had 311,378 professional users in North America and 68,866 professional users internationally.

•	Our platform generated 49,785 pieces of unique real estate content during the three months ended December 31, 2015.

•	We began offering premium service subscriptions in January 2015 and as of December 31, 2015, we had over 4,225 monthly paying subscribers for our premium services.

Industry Background and Our Market Opportunity

Industry

Market Opportunities

The residential real estate industry, one of the largest sectors of the U.S. economy, is undergoing a profound transformation. Technology is changing the way that consumers search for homes and the way in which real estate professionals attract clients and build their businesses. As a result, the real estate market is an industry that has become heavily Internet-based. Interested home buyers are able to search and view property listings, photographs and other details online locally as well as in other cities or even internationally. Real estate professionals have also expanded their Internet presence both to interface with their clients and to build social networks and referral opportunities with their peers, both locally and nationally. Prior to the establishment of RESAAS, there has not been an all-inclusive, dedicated platform commercially-developed for the purpose of connecting real estate industry professionals.

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In addition, as the U.S. housing market continues to recover from its recent unprecedented downturn, real estate professionals are seeking more effective ways to market themselves and achieve a greater return on their marketing investment. These trends present significant opportunities to capitalize on shifts in behavior. Sales of approximately 5.2 million existing and 510,000 new homes in the United States in 2014 had an aggregate transaction value of approximately $1.39 trillion, according to data published in 2015 by the U.S. Census Bureau and the National Association of Realtors. RESAAS believes that it is well positioned to service this expansive real estate market with its platform that caters to helping real estate professionals connect with other professionals both inside and outside their respective markets.

Fragmented, Local and Complex Market

The market for residential real estate transactions and home-related services is highly fragmented, local and complex. Brokers, Realtors and licensed real estate agents work through a vast network of local, regional and national associations. In North America, there are more than 1,300 regional associations, state and provincial associations and national real estate associations. Many of such associations operate their own respective multiple listing services (MLS).

These conditions create challenges for consumers and real estate professionals alike. Consumers can find it difficult to locate real estate professionals who fit their individual needs. At the same time, real estate professionals may have limited ability to generate referral sources from outside their immediate areas. Historically, consumers have had minimal access to real estate agents outside of their local markets. The relatively recent consumer access to Internet listings and real estate data has caused real estate professionals to seek new ways to efficiently advertise their services, identify new clients and measure the effectiveness of their marketing efforts. This new-found connectivity has presented an opportunity for a platform such as RESAAS to help real estate professionals exchange referrals with professionals who operate outside of their respective markets.

Competitors

There are a number of organizations and companies in the real estate industry that provide property listing and related services to brokers, real estate agents and Realtors, including:

MLS.ca and MLS.com – web-based databases with property listings and related information to facilitate the MLS system used to buy and sell property in Canada and the United States. Each website offers a public database available by anyone with access to the Internet. There are also industry websites with information accessible only by real estate industry participants, which provide information such as commission sharing among the buyer and seller’s agents, scheduled open houses and how to arrange viewings.

Realtor.com – the official website of the National Association of Realtors, an organization of real estate agents in the United States that provides a database of properties listed by member Realtors. Realtor.com is one of the largest real estate listing websites in the American market.

Myrealpage.com – provides website design capabilities to real estate agents and brokers, along with technology to assist with managing listings and uploading virtual tours and photographs onto existing websites.

Ubertor.com – allows real estate agents to build their own websites and integrate various features such as a blog, a mortgage calculator, floor plans, virtual tours and photos of listed properties. These features enable real estate agents to create individual brands and market their listings with personalized content.

Zillow.com – a home and real estate marketplace dedicated to helping homeowners, home buyers, sellers, renters, real estate agents, mortgage professionals, home designers, landlords and property managers find and share information about homes, real estate and mortgages.

Trulia.com – an online residential real estate website for home buyers, sellers, renters and real estate professionals. The website lists properties for sale and rent as well as information about neighborhood’s community and amenities.

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Balcony.com – an online platform focused on fee-based brokering of referrals amongst real estate agents. The site provides real estate agents a profile page and referral related networking tools. As of April 1, 2016, we believe Balcony.com is in beta testing and has not been fully launched.

Competitive Advantage

We believe we have the following competitive advantages:

All-in-one Platform. Our platform provides a number of services in one online location to all industry participants. We believe that our integrated service will appeal to real estate industry professionals by allowing them to be more efficient and effective in branding their services, creating and managing their property listings remotely, and communicating with their clients.

Rapid Accessibility. Due to the nature of our platform, our users do not have to waste time installing our service or waiting for updates as it is easily accessible and available remotely.

Lower Costs. Our SaaS platform allows us to charge our premium users a low subscription fee for our premium services rather than maintaining their own software infrastructure. As a result, such users maintain low expenditure for services while significantly increasing their opportunity to generate more business through our instant lead and referral alert system, among other things.

High Levels of Adoption. Our platform was designed to operate intuitively to allow easy adoption by new users. Our tools and services are easily accessible by professional users locally, nationally and internationally. The RESAAS platform is actively translated into 20 languages, allowing for easier access to non-English speaking markets.

Extensive Features, Services and Tools. Our platform and its tools and services offer our professional users an array of business generating tools, including our referral engine, instant lead and referral alerts, simplified client-engagement tool (called ShareCRM), listing manager, and social media synchronization. We also offer large organizations, such as franchises, MLSs and real estate associations, the ability to customize their platform experience depending on their requirements.

Integration Ability. Our platform provides third party real estate services an opportunity to integrate with our platform via an Application Programing Interface (API).

Scalable Platform. Our platform is designed to scale up based on demand from thousands of users to millions of users with no change to its current architecture.

Secure and Private. RESAAS uses what it considers to be best of class security architecture throughout the platform to ensure the safety of its users’ data. RESAAS engineers also do not have direct access to user data, which makes the platform secure from internal attacks or security threats.

Revenue Generating Services

In January 2015, we began offering premium subscription services to our professional user base. Prior to 2015, we generated nominal revenue from the sale of advertising. We expect that our revenue generation will primarily come from conversion of our user base to paid premium service subscriptions as well as through our enterprise offerings.

We initially provide real estate industry professionals with free use of the RESAAS website to create a customized profile page. This includes their property listings, contact information, personal biography, direct messaging, and their reblast activity. We subsequently sell subscriptions for RESAAS Premium to these free users. Each profile page serves as the professional user’s profile page in the networking component of the website, and allows the user to build a network of other real estate professionals. The profile page is synchronizable with major social networking websites on the Internet on a “real-time basis” (meaning that the content can be updated on other social networking sites simultaneously with the updates to the professional user’s profile page).

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Premium Services

RESAAS Premium, which is available through a monthly or annual subscription, gives professional users access to several advanced features, which helps such users target business-to-business, business-to-consumer, and consumer-to-business revenue sources. These include instant referral alerts and instant lead alerts, as well as a client-engagement tool, ShareCRM, among other features. We market these services through digital campaigns and direct sales efforts. Monthly subscription fees for the basic premium plan generally range from $8 to $10, with separate plans under different pricing being available to brokerage owners and other enterprises.

The Global Elite certification is also available to RESAAS users through a monthly or annual subscription. This is a self-paced certification that introduces real estate agents to the fundamentals of co-marketing listings, tapping into luxury markets, and listing outside one’s own marketplace. Agents who purchase a subscription to the certification program receive access to global marketing agreements, tutorial videos, training materials, sales scripts and listing presentation marketing materials. Monthly subscription fees range from $27 to $30.

BrokerOS, which is available through a monthly subscription, gives brokerage owners access to additional tools and features, each one designed to enhance internal communication and brokerage activity. These include a vendor referral system, agent recruitment tools and custom branding. Monthly subscription fees start at $99 depending on the size of the brokerage.

Our Enterprise premium solution is customizable, depending on the organization's business requirements. With our Enterprise package, all members receive a RESAAS profile page that has custom branding applied to it. Tools and features available within this solution include a referral system to both track and facilitate referral business, a multilingual file-share solution, an interactive events calendar and a real-time listing sharing solution.

Advertising Revenues

Advertising revenue is generated through AdSAAS, our proprietary advertisement engine hosted within the RESAAS platform, which allows businesses and services in the real estate industry to reach a highly targeted network of professional real estate agents, brokers and Realtors. AdSAAS users are able to create online advertisements with customized design, positioning, geo-targeting and budget, as well as in-depth results and analytics. Advertisements can appear either in-feed, within the right-side column of the website or as a reblast.

Our Growth Strategy

Over the next 12 months, our plans are to:

•	Grow and Commercialize the RESAAS Platform. We plan to continue with the commercialization phase of our platform by offering RESAAS Premium to real estate agents and Broker OS to brokerages. By analyzing existing user data, we intend to further improve our platform with enhancements to increase user retention. Additionally, we intend to offer enterprise-focused features to the wider audience of real estate franchises, associations and MLSs.

•	Marketing. We plan to continue implementing our complete integrated marketing plan to enhance awareness of the RESAAS brand and drive additional professional users to the site within our target market, particularly in North America. Our marketing plan is to increase awareness across the services side of the real estate industry, including but not limited to press coverage, digital advertising, content marketing, email marketing, public speaking opportunities, strategic alliances, brand ambassador programs, increased community outreach, coaching endorsement and general above-the-line marketing.

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•	Staffing. We intend to hire additional staff to join our engineering, marketing, and sales and customer service departments as well as hire industry veterans to bolster our immediate outreach into specific sectors of the real estate space. Additional software engineers will be brought in to expedite our speed to market in delivering new benefits and improvements to the existing product and wider platform. Our sales team will be expanded to generate further awareness of our enterprise offerings amongst real estate brokerages, associations, MLSs and franchises.

•	Internationalization and Localization. We plan to introduce new languages in order to further the globalization of the platform, including Hindi, Gujarati, Punjabi and Tamil.

•	Third-party Partnerships. We plan to develop partnerships with third-party application developers for our platform. We will do so by opening up our existing application program interface (API) to approved third-party vendors and developers. This will allow for rich product integrations, specifically the flow of inbound content and the outbound push of processed data.

Our Platform

Value for Real Estate Professionals

Our goal is to empower real estate industry professionals by providing an integrated, all-in-one real estate services industry platform. We believe this will significantly impact the business practices of real estate industry professionals in the following ways:

•	Connect with Fellow Professionals. The platform provides real estate industry professionals with the ability to instantly connect with the people they do business with by utilizing current online methods of social networking.

•	Generate Referrals. Real estate agents, Realtors and brokers have the ability to create personalized profile pages to help market their services as a real estate professional to other users in different markets. Professional users can facilitate new referral business by using our proprietary referral engine.

•	Stay Current. Professional users have the ability to view new happenings on the RESAAS platform, such as active listings and price drops, new reblasts activity, current market trends and other information about listings of interest to their clients, all in real-time.

•	Manage Property Listings. Professional users have the ability to quickly add new property listings to our website, which can include a listing video and an unlimited amount of high-quality photos. Updates can be made to their existing listings at any time, which they can do remotely from a mobile or tablet device.

•	Search for Property Listings. Professional users have the ability to search for property listings across the globe using certain search parameters such as location, property type, price range, and the number of bedrooms and bathrooms.

•	Brand Marketing. Every professional user on our platform receives a search engine optimized profile page, which is public-facing and can be viewed by both prospective clients and other real estate agents using their unique RESAAS URL. The profile pages allow users to advertise their brand and their business in a socially engaging manner to a widespread online audience.

•	Social Media Synchronization. Real estate professionals have the ability to synchronize their RESAAS account to other social media networks (e.g. Facebook, Twitter and LinkedIn). This enables every reblast they post on RESAAS to automatically be sent out to their other social network accounts as well, dramatically increasing their online social presence.

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•	Have an Office on the Go. Through our smart phone apps and iPad and tablet-friendly website, real estate agents, Realtors and brokers have access to a remote office. This allows them to access the dashboard that includes a number of tools such as the referral engine, the ability to create and update property listings, answer questions, post reblasts and message other professionals via the RESAAS platform.

•	Enhance Brokerage Offerings: We offer private and white-label solutions to select brokerages, providing them with simple tools to enhance communication with and among their agents. We expect this offering to help increase the number of closed transactions in which both sides of the deal are represented by agents of the same brokerage. In addition, brokers can access various tools to help recruit and retain agents, manage and share vendor referrals, distribute agent-to-agent referrals and share customized content.

Value for Advertisers

We offer advertisers who market products and services to real estate industry participants the unique combination of an industry-specific target audience and reach:

•	Target Audience. Advertisers can offer products and services to our registered real estate agents, Realtors and brokers, as well as other real estate industry participants registered on the RESAAS platform. Examples of such products and services are: home staging, mortgage loans, appraisals and photography. These advertisements will appear either in-feed, within the right-side column of the website or as a reblast. Advertisements will never appear on a user’s public profile page.

•	Reach. We currently have initial penetration in major cities in Canada and the United States. We plan to grow our business and platform in a number of metropolitan centers across North America and Europe, which will allow our advertisers to reach a wide audience with a single advertising purchase.

•	Sell. Through the RESAAS marketplace, top businesses that service the real estate industry can sell their product or service for an exclusive, discounted price offered to our professional users. Only professional users are given access to these exclusive deals.

RESAAS Professional Social Network

The RESAAS professional social network is designed specifically for real estate agents, Realtors, and brokers. It allows them to instantly connect with other industry professionals and potential business leads in a more modern and socially engaging environment. Through our website, professional users are able to set up public-facing profiles, connect with other registered professionals (both inside and outside of their firm), add them to their network and post referrals, as well as post reblasts to their network, profile, and external social channels. They are able to answer questions, share market reports, post new blog articles, as well as announce new listings, open houses, price changes and closed transactions.

RESAAS Profile Pages

Upon verification, professional users are provided with a profile page. Profile pages are either a standard RESAAS-branded page or, if the user is a member of an Enterprise customer that has joined RESAAS, a corporate-branded page.

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A RESAAS-branded profile page on the left; a corporate-branded page on the right:

A profile page allows real estate agents to upload and market their listings, search for agents and listings across the globe, share their knowledge and areas of expertise, post real estate-related content via reblasts and post public referrals. Ultimately, a user’s profile page creates a digital storybook of their professional career, one that their professional network - as well as past, present and prospective clients - can actively explore.

Any reblast posted by a user to the RESAAS platform (including videos and photos) will appear on their public profile page, with the exception of any reblast that has been posted within their exclusive brokerage feed (as discussed below). Furthermore, any reblast that is automatically posted to the platform on a professional user’s behalf - such as when uploading a listing, marking the listing as “sold” or changing their profile photo - will also appear on their public profile page. Professional users also have the ability to synchronize their profile page with other social networks, such as Facebook, Twitter and LinkedIn, which will automatically push any content created on RESAAS to those networks as well.

Feeds

All content generation and reblast activity on the RESAAS platform is separated into three types of feeds that are displayed on a user’s profile page depending on their setting and network affiliations:

Public Activity Feed – The public activity feed allows real estate agents to discover reblast activity from around the world, including new and sold listings, industry information, videos and public referrals from all professional users registered on the platform.

Connections Feed – The connections feed allows professional users to only see the reblast activity from the professional users with whom they are connected, enabling them to curate content according to personal preference and to build a hyper-local news feed.

Exclusive Brokerage Feed – The exclusive brokerage feed allows brokerage owners and office managers to communicate privately with their entire roster of agents, staff and team members directly within the RESAAS platform. Upon activating their accounts, all agents will automatically be a part of this exclusive brokerage feed which will allow them to connect, engage, generate inter-office referrals and stay up-to-date with all news items pertaining to their real estate brokerage. The exclusive brokerage feed on the platform acts as an internal social network, since only the members of the real estate brokerage will have access to view this feed and post reblasts within it. This private feed will help increase the number of closed transactions in which both sides of the deal are represented by agents of the same brokerage.

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RESAAS Groups

Professional users have the ability to create their own groups, as well as to join existing public and private groups. This group feature allows users to connect and engage with one another according to specific topics, events and organizations. Professional users can also view the members within each group for further networking opportunities.

Public Group – Any professional user on the platform is able to join a public group. Both members and non-members can view the reblast activity of a public group, but only members are able to post a reblast and comment on others’ activity within such groups. Subsequently, any reblast that a professional user posts within a public group will appear on their profile page, and will be sent out to any other social network they have synchronized with their account. Professional users can also post referrals within a public group, but only members are able to view and respond to such posts.

Private Group – A professional user can only join a private group if they receive an invitation to do so. Additionally, only members are able to view the reblast activity of a private group, as well as post a reblast and comment on others’ activity within it. Any reblast that a professional user posts within a private group will not appear on their profile page or be sent out to any other social network they have synchronized with their account. Professional users can also post referrals within a private group, but only members are able to view and respond to such posts.

Dashboard

Through the dashboard, professional users can manage their account and access certain features on our platform. Features that are accessible through the dashboard include:

Professional user features:				Additional premium user features:
•	Property Listings	•	Contacts	•	Lead Gen Analytics
•	Referral Tracking	•	Social Media Synchronization	•	ShareCRM
•	Reblasts	•	My Account	•	Subscriptions

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Lead and Referral Generation

The RESAAS platform helps real estate agents and brokers build their business by providing additional exposure to potential clients through our public-facing agent search functionality. As well, real estate agents and brokers are able to give and receive referrals among the RESAAS community of users through the referral engine.

RESAAS Referral Engine

The RESAAS referral engine feature allows professional users to post referrals directly to other professional users, publicly to the entire global network, exclusively to their brokerage, or within a group they have joined.

A professional user can send a referral directly to another professional user by visiting that user’s profile page. A client referral form needs to be filled out, which includes location, property type, commission structure and the client’s contact information (the client contact information remains hidden until the referral is accepted). The details of the client referral can then be reviewed by the receiving agent (except for the client contact information), and accepted or denied. If accepted, both agents are connected together in a private feed to allow transaction details to be discussed further and client information to be shared. Professional users can track the status all of their referrals, both sent and received, from within the dashboard.

A directory of public referrals that have been posted on RESAAS can be accessed via the referral window, which is found at the top of each feed. If a professional user clicks on the referral window within the public activity feed, they will then access all of the referrals posted within that feed. Likewise, if a professional user clicks on the referral window within that user’s exclusive brokerage feed, then that user will access only the referrals posted within that specific feed.

Professional users can receive a real-time notification each time a public referral is posted to their geographic area by upgrading their account to our premium service for a subscription fee, as more fully described under “RESAAS Premium” below.

A public referral can receive an unlimited number of responses. Only the user who posted the public referral will be notified of each response and be able to view each one. The profile page of each professional user who responds can also be accessed to help provide more information.

Screenshot of referral message accessed in Referral Tracking area.

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RESAAS Agent Search

Professional users and prospective clients can use the RESAAS platform to search for licensed real estate agents around the world who have registered as a user. A search may be conducted by visiting the “search agents” page within the platform. From here, a professional user can search by location, first/last name, or by brokerage name. Upon performing a search, the results will display a professional user’s name, phone number (if available) and location.

RESAAS Connectivity and Content

RESAAS as a platform provides numerous tools that allow professional users to connect with one another, share information and experiences, and stay current with their respective clients.

Property Listings

Professional users can quickly upload a property listing through the dashboard. To do so, only nine fields of information need to be populated: property type, price, currency, address, suite, neighbourhood, city, state/province and country. The number of bedrooms and bathrooms, the property size, a listing video and a written description can also be included. Professional users can upload an unlimited number of high-quality photographs to each listing.

Each listing that a professional user uploads can be accessed through that user’s profile page and is hosted on a unique URL, which provides increased search optimization. Professional users can select up to three listings to feature at the top of their profile page. Listings can also be marked as sold, to allow professional users to showcase their previously closed transactions and history of success.

Screenshot of individual property listing page.

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Listing Search

A professional user can search for property listings across the globe from within the platform by visiting the “search listings” page, which is available from within the top navigation bar. To start the search, a professional user can enter location as well as set search parameters such as minimum and maximum price, the number of bedrooms and bathrooms, the property type and whether the property is for sale or lease. The search results appear on a map; however, if the user prefers, the search results can also be viewed in a grid format. Listings can also be sorted by date listed or by price. In addition, prospective clients can access the “search listings” page to conduct their own research.

Reblasts

A “reblast” is a piece of user-generated content that is posted to the RESAAS platform, similar to a post on Facebook or other social media platforms. The term is short for “real estate broadcast”, and it can include anything from an open house announcement or a new listing to an interesting article or video. Professional users have the option to attach images and PDF documents, or to embed a YouTube video within the reblast by inserting the URL. If a professional user synchronizes their RESAAS account with Facebook, Twitter or LinkedIn, then any reblast they post will automatically be sent to those networks as well (see “Social Media Synchronization” below for more information).

Reblasts that professional users post within the public activity feed, their connections feed or public groups will automatically be posted to their profile page as well. As a result, all of a professional user’s activity on our platform will generate a live feed of their social activity, which other industry professionals can view. Reblasts that professional users post within their exclusive brokerage feed or any private groups will not appear on their profile page.

Social Media Synchronization

Professional users have the ability to synchronize their RESAAS account with Facebook, Twitter and LinkedIn. This can be enabled one-by-one through the dashboard. Once a professional user has successfully synchronized their account, an announcement will instantly go out to the applicable social network(s) notifying that user’s audience that they have joined RESAAS. This will appear as a ‘post’ on Facebook, a ‘tweet’ on Twitter, and an ‘update’ on LinkedIn. Furthermore, any reblast that the professional user then posts on RESAAS will subsequently be published on those social networks as well. This both streamlines and simplifies a professional user’s social media strategy, while exponentially increasing their online presence without any extra effort. Through the social media synchronization tool, RESAAS effectively becomes a centralized hub for professional users’ social media efforts.

Contacts

Through the dashboard, professional users can add and manage their personal contact list. Any connections that are made between one professional user and another on the RESAAS platform will automatically add them to a ‘connections’ list within their contacts. Contact information includes: contact name, telephone number, email address and their unique RESAAS URL. Users can also import their contacts from outside the platform as well by adding their name, email and phone number. An invite to join can also be sent to each contact who is not currently on the platform. If the contact is already a member of the platform, then a connection request can be sent.

RESAAS Mobile Application

The RESAAS mobile application is available for download on both iOS and Android devices, free of charge, and enables professional users and prospective clients to access the platform remotely. Professional users can post reblasts, upload photos, upload and manage property listings, browse group and activity feeds and post within them, comment on reblasts, and update their account information via the mobile app. Our mobile app is available for download from Apple’s iTunes and Google Play.

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RESAAS has also developed a native mobile application for our Enterprise customers. The mobile app, which is free to download, gives all members of a brokerage, association or MLS the ability to access their Enterprise-specific functionality directly from within the mobile app while on the go. See “Enterprise” below for additional information.

RESAAS Learn

RESAAS Learn is a feature that allows professional users to seek advice from their peers by submitting questions to the entire global network of RESAAS professional users. All professional users on the platform are able to both ask and respond to questions. Multiple users can respond to the same question, resulting in a discussion-style thread of peer-to-peer engagement based around a particular industry topic. Every time a professional user responds to a question, the user’s answer will appear on that user’s public profile, so as to further promote such user’s knowledge and expertise to both prospective clients and other professional users.

Screenshot of Learn section.

RESAAS and Third Parties

RESAAS has several avenues in which selected partners are able to access the RESAAS platform and interact with our user base as described below.

RESAAS API

The RESAAS API (Application Program Interface) permits authorized third parties and selected partners to connect to RESAAS, either by providing data to our platform or by extracting data from it. In addition, the API allows third-party developers to build applications on the platform, making these apps available to the entire RESAAS user base and thereby increasing the number of tools and features available. An example of an existing API tool is Listing PDF, which was developed by a third-party developer and allows the creation of single-page listing flyers based on a RESAAS profile page and uploaded listing content.

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Screenshot of Listing PDF built by a third-party developer.

The RESAAS API allows various segments of data to be leveraged by approved third parties, with the overall goal of enhancing the user experience of agents who use RESAAS. For example, the API can be used to push original real estate data that exists on RESAAS into other technology services that agents already use. The aim is to save the agent time, eliminating the need to re-enter information that already resides in their RESAAS account. The example above about pushing RESAAS listing data to a system that generates PDFs can be applied to many other categories as well. For example, documentation generation, transaction management, e-signature services, form generation, website generation, open house services and more.

RESAAS’ wider platform is also built to facilitate easy user entry via Single Sign On (SSO). This mechanism allows users to login to RESAAS through an authentication system they already use. For example, through SSO integration between RESAAS and a client’s email system, agents can login to RESAAS with one click from their pre-existing dashboard or internal system. This gives agents one less password to remember, improving their ease of access, removing more barriers to entry and, ultimately, increasing platform engagement.

In the six months ending December 31, 2015, RESAAS completed the following integrations:

•	SSO integration with Rapattoni Corporation, a large MLS technology vendor that provides management software created exclusively for the real estate industry;

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•	SSO integration with Agent Achieve, a CoreLogic, Inc. product that provides lead management and marketing services for the real estate industry;

•	3D listing content integration using proprietary technology developed by Matterport, a leader in computer vision and 3D computational photography.

AdSAAS

We have attracted a significant number of real estate professionals to one location. A natural result is inbound interest from various companies that wish to advertise their wares to such a specific target audience. We do not want to flood our users with advertisements that would detract from their experience, and we have therefore developed a proprietary advertising engine called AdSAAS. This is a stand-alone service that integrates directly from our platform, allowing us to serve ads to a segmented group of users based on specific criteria. Most importantly, AdSAAS allows us to administer the whole process. This ensures that we maintain a high quality of advertisements, ones that will not negatively impact the user experience.

Through AdSAAS, businesses and services in the real estate industry can reach a highly targeted network of licensed professionals. They can create online advertisements with customized design, positioning, geo-targeting and budget, as well as access in-depth results and analytics. AdSAAS advertisers have the option to create in-feed advertisements, which professional users can then engage with via comments, likes and clicks, or advertisements that appear within the right-side column on the platform. In-feed advertisements allow advertisers to strengthen the relationship they have with their existing and potential customers, while also encouraging engagement. Right-column ads, on the other hand, allow advertisers to maximize impressions to a targeted audience, since these advertisements will remain visible within each activity feed at all times. Importantly, these advertisements will never appear on a professional user’s public profile page.

RESAAS Marketplace

Launched in September 2014, the RESAAS marketplace is a collection of leading real estate products and services that have been made available to professional users through our platform at an exclusive, discounted price. The marketplace helps real estate agents and brokers identify which products top-producing agents are using and to learn how these products can help benefit their business. Approximately 56 partnerships are currently in place, including a variety of leading companies that currently service the real estate industry:

•	Top Producer – lead management system;

•	Contactually – customer relationship management (CRM) provider;

•	Dotloop – online real estate transactions;

•	BombBomb – video email marketing software;

•	Hootsuite – social relationship management dashboard;

•	DocuSign – eSignature technology and digital transaction management;

•	Moo – premium business stationery supplier;

•	Enterprise – car rental provider;

•	Expensify – simplified expense reporting system; and

•	Volkswagen – auto manufacturer.

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Only verified professional users of our platform are given access to the exclusive deals offered in the marketplace. To access the marketplace deals, professional users must be logged into their RESAAS account and must navigate to the marketplace by visiting the drop-down menu in the upper right-hand corner of their profile page. From there, professional users will be able to view all of the marketplace deals as well as search for products and services that may be listed. In addition, they will be able to view the most popular deals and browse through deals by category type (such as leads, CRM, marketing, and taxes). Savings on all products offered through the marketplace are typically between 10% and 25%, all of which are instantly redeemable.

Premium Services

We offer four premium service packages: RESAAS Premium, Global Elite, BrokerOS and Enterprise. Each package provides a suite of proprietary business-generating tools that are accessible to professional users through a subscription-based model, with both monthly and annual payment options available. In combination, these exclusive tools help such users target business-to-business, business-to-consumer, and consumer-to-business revenue sources.

RESAAS Premium is available to all professional users for a monthly or annual subscription fee. The monthly plan is available for $10 per month, while the annual plan is available for $96 per year ($8 per month).

Global Elite is available to all professional users for a monthly or annual subscription fee. The monthly plan is available for $30 per month, while the annual plan is available for $324 per year ($27 per month).

BrokerOS is available to brokerage owners for a monthly subscription fee, starting at $99 per month.

Enterprise pricing is determined on a case-by-case basis according to a combination of volume and which components of the RESAAS platform the franchise would like to include in the package.

RESAAS Premium

There are six tools offered within the RESAAS Premium package:

•	Q&A Leads – Prospective clients are able to ask questions to our professional user base. With Q&A leads, premium users will be able to answer real estate questions posted by prospective clients. Premium users can engage directly with a prospective client by providing an answer and demonstrating their professional expertise, thereby building a relationship with them.

•	Instant Referral Alert – As soon as a public referral is posted in a premium user’s location, they will receive an email and in-platform notification to let them know. This way, premium users can be the first to respond, which significantly increases their likelihood of landing the client while also decreasing the amount of time they need to spend on the platform monitoring for relevant referral postings. Locations are based on the office address of a premium user, as well as the location of the listings they have uploaded. All of the referral activity of a premium user can be tracked within the dashboard (see “Lead and Referral Generation” above for more information).

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•	Lead Gen Analytics – Lead Gen Analytics provides premium users with the ability to see exactly who has viewed their profile page and who has viewed each of their specific listings. Page views are tracked week-by-week over a 90-day duration, allowing premium users to discover the resulting trends of their platform activity. The name and location of each professional user who viewed their profile page or listing is displayed, along with a link to view that user’s profile page to learn more about them. They also have the option to send a connection request or send a message to that user. Every prospective client and anonymous visitor who views a premium user’s profile page or listing is also displayed; however, all personal information remains inaccessible.

•	ShareCRM – ShareCRM is a client-engagement tool that allows premium users to repurpose content that has been posted on the platform as interactive email campaigns. Premium users can send these campaigns to their personal contact list of past, present and prospective clients, so as to remain top-of-mind and gather valuable insight into their personal tastes and preferences.

•	These email campaigns follow a basic question-and-answer format, with an image acting as the prompt. Any photo that has been posted as a reblast on the platform, including listings, can be used. Once a photo is selected, premium users can pose a question around it (such as “Would you prefer a pool or a patio?”) and provide two possible answers for recipients to select (such as “Pool” or “Patio”). Once the recipient opens the campaign and selects an answer, they will be redirected to the premium user’s profile.

•	The results of each ShareCRM campaign can be tracked through the dashboard, including who has opened the email and what answer they selected. Over time, this data can be used to better identify the personal preferences of each client, improving the effectiveness of their subsequent marketing efforts.

•	Profile Badge – All premium users receive a badge on their profile page and profile picture, which allows them to be identified as a top agent on the platform. The badge appears on their profile picture next to every reblast they post.

•	Priority Email Support –Priority email support is offered to all premium users. These individuals gain access to a specific email address that is available to premium users only, which is given priority over support request by non-premium users by our customer support team. Priority support can be contacted via the dashboard.

Global Elite

The Global Elite certification is a self-paced certification that introduces real estate agents to the fundamentals of co-marketing listings, tapping into luxury markets, and listing outside one’s own marketplace. Agents who purchase a subscription to the certification program receive access to global marketing agreements, tutorial videos, training materials, sales scripts and listing presentation marketing materials. Olivier Mevellec, global real estate coach, has produced the certification program materials.

BrokerOS

With our BrokerOS package, every broker owner receives access to additional tools and features, each one designed to enhance internal communication and brokerage activity.

There are six tools and features offered within the BrokerOS package:

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•	Private Network – All members of the real estate brokerage have the ability to communicate in a newsfeed that remains private to the brokerage. All content shared within the private feed will not be made accessible to anyone outside of the brokerage.

•	Agent Recruitment & Talent Outreach – Through the BrokerOS dashboard, brokers can see a list of top performing agents in their area as well as the number of active listings of those agents currently on the platform. The area is determined by the city that the brokerage is located in. With this data, brokers are able to easily identify the agents with the most active listings, or shortest time on market, and connect with those who may be a good fit for their team.

•	Team Management Dashboard – A private dashboard area allows brokers and managers to easily invite or remove agents from their team. Invited agents gain access to the private brokerage network as well as automatically receiving a branded and search-optimized public profile. Through this dashboard, brokers also receive data on listing activity and agent performance, to help identify traits of top agents.

•	Referral Distribution – Brokers receive notifications in real-time about new agent-to-agent referrals in their area. These referrals can then be shared with one click from inside BrokerOS to their team members, providing their agents with more qualified inbound leads.

•	Vendor Referrals – Brokers who have partnerships in place with home service vendors in their area can leverage these relationships, increasing post-transaction revenue. With BrokerOS, brokers receive an easy to use vendor referral management system, allowing them to provide discounts to their clients and easily increase re-seller revenue.

•	Custom Branding – The brokerage’s brand is represented on each agent’s profile page to generate awareness of the real estate brokerage amongst the RESAAS audience.

Enterprise

The Enterprise premium solution is customizable, depending on the organization's business requirements. With our Enterprise package, all members of a franchise will receive a RESAAS profile page that has franchise branding applied to it (see screenshot below), and will be provided with a professional or premium user account, as per the terms of the agreement.

Referral Engine

One important feature of the enterprise package is the referral engine. An agent discovery page allows franchise members to browse any region in the world for other agents from that franchise, browse their listings, view their activity on the platform and engage with them by sending referrals or otherwise. The franchise itself can track which of its agents send and receive referrals, the commission structure associated and the details of the deal. Both public and private groups are used to organize professional users according to their location.

As an example, our first enterprise package created was for RE/MAX LLC, the largest real estate franchisor in the world. The core elements of our white-label platform were parceled together with RE/MAX corporate branding, re-named The RE/MAX Global Referral Exchange. Over 104,000 RE/MAX real estate agents from around the world have been given access to this exclusive network, which supports multiple currencies, units and languages so as to allow uninhibited communication and referral exchange between agents in any country.

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ShareFile

ShareFile allows brokerages, franchises, associations and individual agents to upload, store, browse, search, share and download files securely inside of the RESAAS platform. A user must be affiliated with an Enterprise customer in order to access the content within it. ShareFile can be applied to any group of users on RESAAS, whether it is a brokerage, association, franchise or otherwise, instantly providing a private area for the sharing of internal files.

ShareFile was built in accordance with the existing multilingual structure that underpins our entire platform. This means that multiple versions of the same file can be uploaded in different languages and associated alongside the original file. We do not believe that this feature exists in any other file sharing system currently available to real estate industry participants and that it is crucial for franchises that would like to grow their presence outside of North America and into different regions with different locales and languages to support.

Global Events Calendar

The Global Events Calendar allows real estate brokerages, franchises and associations to create events on an interactive calendar that is available within ShareFile. Such events posted on the calendar include webinars, training sessions and conferences. The calendar supports multiple time zones, allowing professional users to view all events in their local time zone, and can be viewed in various formats such as daily, weekly and monthly.

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RealTimeMLS

Many of our professional users have used our platform’s property listing functionality to display and promote their real estate listings. In recent years, there has been a growing concern by the real estate community over pre-MLS listings, which are either a listing publicly disclosed prior to its listing on a MLS service, or a pocket listing, which is a property where a broker holds a signed listing agreement with the seller but the listing is never publicly advertised. Non-MLS listed properties that are sold are not tracked by a MLS service and therefore create large gaps in the available information.

As a response to this need, we have developed a pre-MLS solution that works in accordance with local association governance and MLS procedures. In August 2015, we began offering MLS services, called RealTimeMLS, to local and regional real estate agent associations and MLSs in North America. RealTimeMLS provides an exclusive members-only group on RESAAS, which is controlled and monitored in accordance with local association and MLS rules. Under RealTimeMLS, each member of a given MLS is provided with a login via SSO to this exclusive group. A user must be affiliated with an Enterprise customer in order to access the content within it. The MLS issues a requirement for its real estate agents to post new listings into this group using RESAAS listing features. Such postings are off-market and not yet part of the MLS. However, the listings will be visible to other real estate agents in the given MLS, and to the MLS itself. Subsequently, after a certain designated time, the listings will be automatically pushed to the public MLS site by way of RESAAS API functionality and displayed in accordance with applicable MLS policies. In addition, MLS members can upload on-market listings to RealTimeMLS and the wider RESAAS platform.

The RealTimeMLS functionality is accessible via both the desktop version of the platform as well as through a MLS-only native mobile application. The mobile app is available for download from Apple’s iTunes and Google Play.

On August 6, 2015, we entered into our first RealTimeMLS service agreement with San Francisco Association of REALTORS® (SFAR) pursuant to which we were granted a limited license to display SFAR pre-market data and market data and provide our RealTimeMLS listing service to SFAR’s 4,200 members. Under the terms of the agreement, we are paid a certain fee based on the number of SFAR members enrolled in RealTimeMLS.

On March 1, 2016, we entered into a service agreement with the San Diego Association of REALTORS® (SDAR) to supply their membership with access to RealTimeMLS. SDAR is the largest real estate association in San Diego County with 12,000 member Realtors.

On April 6, 2016, we entered into a RealTimeMLS service agreement with the Miami Association of REALTORS® (MIAMI), the largest local Realtor group in America.

Intellectual Property

We believe our proprietary cloud-based SaaS tools platform and website are fundamental to our business and our strategy, including the continued development of our platform. We have no patents. Consequently, we rely on a combination of copyright, and trade secret laws and assignment of invention and non-disclosure agreements to protect our platform, systems and data procedures.

We have secured trademark registration for the word RESAAS in Canada and have a pending trademark application to register RESAAS in the United States. We have no trademark registration achieved or pending for our logo (only for the word mark).

We have secured a copyright in Canada for our website resaas.com. We have not filed for a copyright protection in other jurisdictions.

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Properties

Our corporate headquarters are located in Vancouver, British Columbia where we lease and occupy approximately 3,000 square feet of office space.

Employees

As of December 31, 2015 we employed 27 full-time staff, including our executive officers, and our technology and sales and marketing employees. None of our employees are represented by labor unions or covered by collective bargaining agreements.

GENERAL DEVELOPMENT OF THE BUSINESS

During our past three financial years we have focused on developing and refining our technology and growing our user base of real estate professionals and brokerage firms. Since commencing operations, we have experienced substantial growth in the number of registered professional users and expanded the scope of our platform offerings by, among other things, establishing premium subscription services that we began to offer to our professional user base in January 2015 and enhancing our enterprise solutions available to larger real estate organizations.

Since the beginning of 2013, we have achieved a number of significant milestones, including the following:

•	hiring additional employees and augmenting our advisory board and executive team;

•	completing several rounds of private placement financing;

•	obtaining an OTCQX quotation for our Common Shares;

•	filing a short form base shelf prospectus in certain of the provinces of Canada and a corresponding Form F-10 registration statement with the United States Securities and Exchange Commission, and completing one round of financing thereunder pursuant to a prospectus supplement;

•	completing and launching our premium subscription service for agents;

•	creating an enterprise package for RE/MAX LLC, the largest real estate franchisor in the world, to which over 100,000 RE/MAX real estate agents have access and which supports multiple currencies, units and languages;

•	creating the real estate industry’s only multi-lingual file-sharing solution;

•	creating a solution specifically for MLS and real estate associations to address pre-market activity;

•	further establishing RESAAS as a Platform-as-a-Service by creating integrations with other real estate software providers.

See “Description of Business” for additional information.

RISK FACTORS

Investing in our Common Shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this AIF, before deciding whether to invest in our Common Shares. The occurrence of any of the events or developments described below could harm our financial condition, results of operations, business and prospects. In such an event, the market price of our Common Shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may have similar adverse effects on us.

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Risks Related to Our Business

We have a limited operating and revenue generation history, are not profitable and may never become profitable.

We have a limited operating history and are in the process of establishing partnerships, relationships and building brand recognition with real estate professionals and real estate service providers who have registered to use our technology. We were incorporated in June 2009, and spent the following three years in a closed beta program developing our technology. We launched our platform in February 2013 and opened access to the platform to real estate professionals from around the world. In January 2015, after a two-year period of significant user growth, we began to offer premium services to our user base for a monthly or annual fee. As a result, we have a limited history of revenue generation. We have experienced losses in the past and we may not sustain profitability in the future. Additionally, there is no guarantee that the commercialization of our platform will be successful or that our target audience of real estate professionals and real estate service providers will continue to use the platform. We anticipate that it may take several years to achieve positive cash flow from operations. There can be no assurance that there will be continued or increased demand for our products or services or that we will become profitable.

Our ability to build a user base for our services and our future operating success are heavily dependent on real estate professionals’ continued use of our Internet-based service.

Internet usage for commerce, especially by real estate agents, Realtors and other real estate industry participants that have historically relied upon other means of advertising, communicating, updating property listings or storing documents generally requires a willingness to learn and accept new ways of conducting business. In particular, individual real estate agents and Realtors who belong to a brokerage firm may have access to established document management systems, advertising channels and in-house property listing creation services and may be reluctant or slow to adopt new technologies that may result in their existing personnel and infrastructure becoming obsolete. To the extent that real estate agents, Realtors and broker firms do not consider our platform to be a useful or viable commercial medium, we may be unable to develop a revenue-generating user base. The success of our platform and our resulting ability to generate advertising revenues from ads placed within the platform feed are substantially dependent on Internet usage by users on our platform. Even if we are able to establish a user base, there can be no guarantee that professional users will be willing to use any of our subscriber fee-based services, which would also limit our revenue generating abilities.

We require significant expenditures of capital in order to expand our user base and to continue to enhance our technology and may require additional capital to pay for ongoing development costs in the future.

We may not be able to obtain additional funds that we may require. We do not presently have adequate cash from operations to meet our long-term needs under our current operating plans to grow our user base and to continue to enhance our platform. If we are not able to obtain the necessary additional financing through an offering or otherwise, we may be forced to reduce, delay or cancel our planned commercial activities, or curtail or cease our operations. We may not be able to obtain the additional funds that we require on terms acceptable to us, if at all. We do not currently have any established third-party bank credit arrangements. If the additional funds that we may require are not available to us, we may be required to curtail significantly or to eliminate some or all of our development, or sales and marketing programs.

We may seek to obtain additional funds primarily through equity or debt financings. Such additional financing, if available on terms and schedules acceptable to us, if available at all, could result in dilution to our current shareholders and to you.

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Our products and services are dependent upon advanced technologies that are susceptible to rapid technological change.

There can be no assurance that our products and services will not be seriously affected by, or become obsolete as a result of, technological changes. Although we do not believe there is a comparable all-in-one technology platform currently available to provide similar services to the real estate industry, there is a risk that a competitor may develop a similar platform that includes features more appealing to real estate industry participants or that uses more advanced technology not currently supported by our platform. There is also the risk that different platforms might nonetheless prove more appealing than ours. The occurrence of any of these events could decrease the amount of interest and use of our platform.

Some of our products and services are dependent upon social media models that are susceptible to change.

Several of our key products and services utilize a social media model akin to those seen in Facebook, Twitter and LinkedIn (user profiles, news feeds and the like) and one of our tools, reblasts, expressly links to those prominent services. This social media model has proven very popular, as the success of those and other services illustrates. However, there is no guarantee that this model will remain popular. If a different model of interacting with the Internet were to become popular, interest in social media models generally, or our social media model in particular, might decrease, and this could result in decreased usage of our products and services.

Our platform and future changes to the platform could fail to attract or retain users or generate revenue.

Our ability to retain, increase and engage our user base and to increase our revenue will depend heavily on our ability to develop our technology. We may introduce significant changes to our existing platform or develop and introduce new and unproven features. If new or enhanced features fail to engage users, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected. In the future, we may invest in new technology and initiatives to generate revenue, but there is no guarantee these approaches will be successful. If we are not successful with new approaches to monetization, we may not be able to maintain or grow our revenue as anticipated or recover any associated development costs, and our financial results could be adversely affected.

Defects or disruptions in the rollout of our new products and product enhancements could diminish demand for our service, adversely affect our reputation or subject us to substantial liability.

Like many Internet-based companies, we provide frequent incremental releases of software updates and functional enhancements. Such new versions frequently contain undetected errors when first introduced or released. We have, from time to time, found defects in our platform, and new errors in our existing platform or service may be detected in the future. In addition, our customers may use our platform in unanticipated ways that may cause a disruption in service for other customers. Since our customers use our platform for important aspects of their business, any errors, defects, disruptions in service or other performance problems with our platform could hurt our reputation and may damage our customers’ businesses. Further, if we suffer extended periods of unavailability for our platform, we may be contractually obligated to provide premium users with credits for future service, and there would be a negative impact on our reputation. Although we attempt to limit our liability via our Terms of Use, any errors, defects, disruptions in service or other performance problems with our platform could result in litigation against us, and such litigation could result in substantial, material liability for us, as well as material legal expenses.

Interruptions or delays in service from our third-party cloud storage providers for the RESAAS platform, or the loss or corruption of cloud-based data, would impair the delivery of our service and harm our business.

We currently serve our RESAAS.com users from third-party cloud storage providers based in the U.S. The use of cloud storage providers results in less direct control over our platform and data. Such third parties may also be vulnerable to security breaches and compromised security systems, which could adversely affect our reputation and result in litigation or liability. Additionally, interruptions in our service, or loss or corruption of data, may reduce our revenue, cause us to issue credits or pay penalties, cause professional users to terminate their premium subscriptions and adversely affect our renewal rates and our ability to attract new users. Our business will also be harmed if our users and potential users believe our technology is unreliable.

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Spam by users could diminish user experience on our platform, which could damage our reputation and deter our current and potential users from using our products and services.

“Spam” on our platform refers to a range of abusive activities that are prohibited by our Terms of Use for those accessing our platform and is generally defined as unsolicited actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, adding users to lists, sending unsolicited invitations, reposting feeds and favouriting feeds to inappropriately attract attention. While we actively monitor usage of our platform features, if we are unable to effectively manage spam on our platform, our reputation for delivering relevant content could be damaged, user engagement could decline, and our operational costs could increase.

We prioritize product innovation and user experience over short-term operating results, which may harm our revenues and operating results.

We encourage employees to develop and help us launch new and innovative features. We focus on improving the user experience for our platform and on developing new and improved functionality for the users of our platform. We prioritize innovation and the experience for users over short-term operating results. We frequently make decisions related to our platform that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the user experience and performance for our users, which we believe will improve our operating results over the long term. For example, we began only a limited product release on our platform in January 2013 for proper user testing prior to our full-scale release of our revenue-producing premium products in January 2015. Such long-term development decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case our user growth and user engagement, our relationships with customers and our business and operating results could be harmed. In addition, our focus on the user experience may negatively impact our relationships with our existing or prospective customers. Delay in further developing our platform or expanding our services increases the risk that competitors may become established and may negatively impact our relationship with both current and prospective users. This could result in a loss of users and platform partners, which would harm our revenues and operating results.

We may face lawsuits or incur liability as a result of content published, made available through, or linked to our social media platform.

Since our platform offers social media features we may face potential liability relating to content that is published, made available through, or linked to our platform. Moreover, our platform is open to registered users for posting user-generated content. Although we require our users to post only legally compliant and inoffensive materials, a third party may still find user-generated content postings on our platform offensive and take action against us in connection with the posting of such information. The nature of our business exposes us to claims related to defamation, intellectual property rights, rights of publicity and privacy, illegal content, content regulation and personal injury torts. Moreover, such claims may increase if and as our user base grows. We could incur significant costs investigating and defending these claims. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

Federal, state and foreign laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our services, limit our ability to market to prospective users and impose financial penalties for noncompliance.

Canada’s anti-spam legislation (CASL) establishes certain requirements for commercial email, short message service (SMS), social media and instant messaging messages and specifies penalties for the transmission of commercial messages that are intended to deceive the recipient as to source or content. The U.S.’s CAN-SPAM Act establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. CASL and the CAN-SPAM Act, among other things, obligate the sender to provide recipients with the ability to opt out of receiving future messages from the sender. In addition, some U.S. states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act. Other countries, such as those in the European Union and Asia, may have analogous laws and regulations.

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The ability of recipients of messages from our users of our platform to opt out of receiving messages may minimize the effectiveness of our services for our premium users. In addition, noncompliance with CASL, the CAN-SPAM Act or other applicable laws and regulations carries significant litigation, regulatory investigation, liability and related risks. If our platform or e-mails generated therefrom were found to be in violation of CASL or the CAN-SPAM Act or similar state or international laws regulating the distribution of commercial messages, whether as a result of violations by our users or if we were deemed to be directly subject to and in violation of these requirements, we could incur significant penalties, and significant litigation and investigation-related expenses, and any inquiries might impact the deliverability of our commercial email regardless of outcome. This would adversely affect our operating results and financial condition and significantly harm our business, and our reputation would suffer. We could also be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain users or could increase our operating costs.

As Internet commerce develops, federal, state, provincial and foreign governments may propose and implement new taxes and new laws to regulate Internet commerce, which could increase our operating costs and negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal, state, provincial or foreign governments becomes more likely. Our business could be negatively impacted by the enforcement of existing laws and regulations or the enactment of new laws applicable to interactive marketing. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our users in the form of increased fees. In addition, federal, state, provincial and foreign governmental or regulatory agencies may decide to impose taxes on services (including our services) provided over the Internet. Such taxes could discourage the use of the Internet as a means of commercial marketing, which would adversely affect the viability of our services.

If Internet search engines’ methodologies are modified or search result page rankings for our platform-generated profile pages or URLs decline for other reasons, the value of our reblast tool may be diminished and user engagement in our websites and online communities could decline.

Certain of our platform’s tools, including reblasts, allow for the generation of URL links that can be posted to other social media websites, and our user profile pages are searchable through most search engines. Our competitors’ SEO efforts may result in their websites receiving a higher search engine result page ranking than that of our links or profiles, or Internet search engine companies could revise their search algorithms in ways that are detrimental to the visibility of such links. If we are unable to adapt to these revisions, this could adversely affect the performance of certain functions of our platform and our tools may become less attractive to existing and prospective users.

The future growth and profitability of our business will depend on the effectiveness and efficiency of our advertising and promotional activities.

Our future growth is dependent upon the effectiveness and efficiency of our advertising and promotional expenditures and including our ability to:

•	Create greater awareness of our technology and services;

•	Determine the appropriate creative message and media mix for future advertising expenditures; and

•	Effectively manage advertising and expenditures costs in order to maintain acceptable operating margins.

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There can be no assurance that our advertising and promotional expenditures will result in revenues in the future or will generate awareness of our technologies or services. In addition, no assurance can be given that we will be able to manage such expenditures on a cost-effective basis.

If we fail to retain current members of our senior management, or to attract and keep additional key personnel, our business and prospects could be materially adversely impacted.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and technical personnel. We are highly dependent upon our senior management, particularly Cory Brandolini, Thomas Rossiter and Cameron Shippit. The loss of services of any of our key personnel could adversely affect our ability to successfully commercialize our platform.

In addition, competition for qualified technical, sales and marketing staff, as well as officers and directors, can be intense and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact operations.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

Future growth will place a significant strain on our management, administrative, operational and financial infrastructure. We anticipate this growth will be required to address increases in our platform offerings and continued expansion, including expansion into other countries. We anticipate we may need to open additional physical offices in various countries. Our success will depend in part upon the ability of our management team to manage this growth effectively. To do so, we must continue to recruit, hire, train, manage and integrate a significant number of qualified managers, technical personnel and employees in specialized roles within our company, including in technology, sales and marketing. If our new employees perform poorly, or if we are unsuccessful in recruiting, hiring, training, managing and integrating these new employees and offices, or retaining these or our existing employees, such failures could have a negative impact on our business, results of operations or financial condition.

In addition, to manage the expected growth of our staff, operations and geographic expansion, we will need to continue to improve our information technology infrastructure, operational, financial and management systems and procedures. Our anticipated additional staff and capital investments will increase our costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, results of operations or financial condition.

Seasonality may cause fluctuations in our traffic, revenue, operating expenses and operating results.

From time to time, we may experience seasonality in premium service revenue and advertising due to fluctuations in traffic to our platform. Based on historic trends affecting the real estate industry, we expect that in the fourth quarter of each year, traffic to our platform will decline and cause our revenue to grow more slowly than in other quarters or decline sequentially.

Declines in, or changes to, the real estate industry could adversely affect our business and financial performance.

Our business and financial performance are affected by the health of, and changes to, the residential real estate industry, particularly in North America. Home-buying patterns are sensitive to economic conditions and tend to decline or grow more slowly during periods of slow growth or economic downturns. A decrease in home purchases could lead to reductions in user traffic, reductions in subscriptions by real estate professionals, and a decline in marketing expenditures by real estate professionals. Furthermore, online advertising products may be viewed by some existing and potential advertisers on our platform as a lower priority, which could cause advertisers to reduce the amounts they spend on advertising, terminate their use of our services, or default on their payment obligations to us. In addition, we may become subject to rules and regulations in the real estate industry that may restrict or complicate our ability to deliver our services. These changes would harm our business and operating results. Most recently, beginning in 2008, domestic and global economic conditions deteriorated rapidly, resulting in a dramatic slowdown in the housing market, which led to a decrease in advertising spending in the real estate industry. In addition, changes to the regulation of the real estate industry and related areas, including mortgage lending and the deductibility of home mortgage interest, may negatively affect the prevalence of home purchases. Real estate markets also may be negatively impacted by a significant natural disaster, such as an earthquake, fire, flood or other disruption. Declines or disruptions in the real estate market or increases in mortgage interest rates could reduce demand for our technology and services and could have a negative impact on our business, results of operations or financial condition.

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We are subject to certain risks associated with our international operations.

We have recently expanded our platform internationally and conduct business in various countries throughout Europe, North America and Asia. We plan to continue to expand our foreign operations in the future. Certain risks are inherent in these international operations, including without limitation: (1) vigorous regulation of the Internet and user-generated content on social media platforms; (2) difficulty complying with a variety of ever-changing foreign laws and regulations, or Canadian laws and regulations applicable abroad, some of which may conflict with one another, including among others tax, labor, employment and anti-bribery laws, among others; (3) varying foreign laws and regulations for the real estate industry, its professionals and data related thereto; (4) difficulty enforcing agreements, intellectual property rights and collecting receivables through certain foreign legal systems; (5) complexities of managing a multinational organization; (6) general economic and political conditions or terrorist activities in countries where we operate; and (7) longer payment cycles for foreign users or advertisers than for users or advertisers in the United States and Canada. If we do not respond adequately to these risks, it could have a negative impact on our business, results of operations or financial condition.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, including in the United States, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization that operates in numerous jurisdictions in the United States and around the world, we may be subject to taxation in several jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The authorities in these jurisdictions, including state and local taxing authorities in the United States, could successfully assert that we are obligated to pay additional taxes, interest and penalties. In addition, the amount of taxes we pay could increase substantially as a result of changes in applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a negative impact on our business, results of operations or financial condition. The authorities could also claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a negative impact on our business, results of operations or financial condition.

We are exposed to fluctuations in currency exchange rates.

We face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. Our operating results could be negatively affected depending on the amount of expense denominated in foreign currencies, primarily the United States dollar. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when re-measured, may differ materially from expectations. In addition, our operating results are subject to fluctuation if our mix of Canadian and foreign currency denominated transactions and expenses changes in the future. Although we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Additionally, as we anticipate growing our business further outside of Canada the effects of movements in currency exchange rates will increase as our transaction volume outside of Canada increases.

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Risks Related to Data Storage

We are subject to Canadian, U.S. and foreign data privacy and protection laws and regulations as well as contractual privacy obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business.

We are subject to the data privacy and protection laws and regulations adopted by federal, state, provincial and foreign governmental agencies. Data privacy and protection is highly regulated in some jurisdictions, and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of non-public personal information, including credit card data, provided to us by our users. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure, or perceived failure, by us to comply with federal, state, provincial or international laws, including laws and regulations regulating privacy, data or consumer protection, could result in proceedings or actions against us by governmental entities or private parties.

The regulatory framework for privacy and data protection issues worldwide is evolving, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at providers of mobile and online resources in particular. In addition, as we expand our operations globally, compliance with regulations that differ from country to country may also impose substantial burdens on our business. In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under data privacy regulations. In addition, individual European Union member countries have discretion with respect to their interpretation and implementation of the regulations, which has resulted in variation of privacy standards from country to country. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could compromise our ability to effectively pursue our growth strategy.

We are subject to the privacy and data protection-related obligations in our contracts with our customers and other third parties, including voluntary third-party trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or in conflict with the laws and regulations of Canada, the United States, foreign or international regulatory authorities. We may also be contractually liable to indemnify and hold harmless our users from the costs or consequences of inadvertent or unauthorized disclosure of data that we store or handle as part of providing our services. Finally, we are also subject to contractual obligations and other legal restrictions with respect to our collection and use of data, and we may be liable to third parties in the event we are deemed to have wrongfully used or gathered data.

Any failure by us or a third-party contractor providing services to us to comply with applicable privacy and data protection laws, regulations, self-regulatory requirements or industry guidelines, our contractual privacy obligations or our own privacy policies, may result in fines, statutory or contractual damages, litigation or governmental enforcement actions. These proceedings or violations could force us to spend significant amounts in defense or settlement of these proceedings, result in the imposition of monetary liability, distract our management, increase our costs of doing business, and adversely affect our reputation and the demand for our products and services.

If the security of our users’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed and we may be exposed to liability.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business and reputation. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of the privacy of a real estate professional (one of our users) or a real estate professional’s client (a home buyer or seller). In addition, errors in the storage, use or transmission of personal information could result in such a breach of privacy.

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We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent (e.g., due to software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Such attacks are growing in number and severity against companies large and small in all sectors of the economy. We may in the future experience successful attempts by third-parties to obtain unauthorized access to our data despite our security measures. Since techniques used to obtain unauthorized access change frequently, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. Any willful or accidental security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive investigation and litigation, extensive downtime of our systems and other possible liabilities.

If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our users’ data, our relationships with our users will be severely damaged, and we could incur significant liability and loss of brand equity and goodwill. In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity and may cause our users to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose users or fail to acquire new users.

If we experience compromises to our information technology as a result of security lapses, technical difficulties or otherwise that result in performance or availability problems of our cloud-based platform, the complete shutdown of our platform, or the loss or unauthorized disclosure of confidential information, our partners or users may be harmed or lose trust and confidence in us, and decrease the use of our platform or stop using our platform in its entirety, and we would suffer reputational and financial harm. Our third-party vendors may also suspend or discontinue their relationships with us. Additionally, in the future, we could be subject to regulatory investigations and litigation in connection with a security breach or related issue, and we could also face regulatory fines and be liable to third parties for these types of breaches. For example, we work with third-party vendors to process credit card payments by our users and are subject to payment card association operating rules. If our security measures fail to protect this information adequately or we fail to comply with the applicable operating rules, we could be liable to both our users for their losses, as well as the vendors under our agreements with them, we could be subject to fines and higher transaction fees, we could face regulatory action, and our users and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We currently do not have general liability insurance. We also cannot provide assurances that general liability insurance coverage will be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that if we obtain such insurance the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a negative impact on our business, results of operations or financial condition.

Risks Related to Intellectual Property

If our intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends on the use and development of our platform and related technology, products and services as well as our data analysis techniques, and internal systems and procedures that we have developed specifically to serve our user base in the real estate industry. We have no patents. Consequently, we rely on a combination of copyright, trade secret laws and assignment of invention and non-disclosure agreements to protect our platform, systems and data procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior platforms or technologies. We believe that our platform and related technologies and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

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As part of our confidentiality procedures, we generally enter into assignment of invention and non-disclosure agreements with our employees, directors, consultants and corporate partners who have access to our key intellectual property, and we attempt to control access to and distribution of our technologies, documentation and other proprietary information. Despite these procedures third parties may copy or otherwise obtain and make unauthorized use of our technologies or other proprietary information or independently develop similar technologies or information. The steps that we have taken to prevent misappropriation of our technologies or other proprietary information may not prevent their misappropriation, particularly outside the United States where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. We also may be subject to claims of moral rights from employees and developers.

We have registered trademarks in Canada and a pending registration in the United States, but only for word marks, not our logo, and we have no registered trademarks in other countries.

Trademark protection is territorial. We have secured trademark registration for the word RESAAS in Canada and have a pending trademark application to register RESAAS in the United States. We have no trademark registration achieved or pending for our logo (only for the word mark).

We have secured trademark registration for ONE GIANT LEAP FOR REAL ESTATE, RESAAS — ONE GIANT LEAP FOR REAL ESTATE and REBLASTS in Canada.

We have not applied to register the trademark RESAAS or any other trademark in countries other than Canada and the United States.

Failure to adequately protect our intellectual property, in the United States and abroad, could harm our business and operating results.

Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, domain name, trade secret, and copyright law and contractual restrictions to protect our proprietary technology and content. Effective trademark, trade secret, copyright and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We also rely on copyright laws to protect software and certain other elements of our proprietary technologies. The failure to register for copyright protection may make it more difficult to protect our software or technology from infringement or to effectively obtain damages or otherwise vindicate our rights if infringement of our software or technology occurs. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which for reasons of cost or logistics we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in Canada or the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Moreover, unauthorized parties may attempt to copy aspects of our platform’s features, software and functionality – some of which may be legally protectable but some of which may not – or obtain and use information that we consider confidential or proprietary.

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Litigation or proceedings before the Canadian Intellectual Property Office, U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in Canada, the United States and abroad may be necessary in the future to enforce our intellectual property rights, including to protect our trademarks, trade secrets, copyrights and domain names and to determine the validity and scope of the proprietary rights of others. We may also be involved in disputes relating to the rights to, and ownership of, the intellectual property developed by our employees, consultants and others. Our efforts to enforce or protect our proprietary rights may be ineffective, resulting in the invalidation or narrowing of the scope of our intellectual property and could result in substantial costs and diversion of resources, which could harm our business, results of operations or financial condition. Attempting to enforce our intellectual property rights against third parties could also expose us to counterclaims from such third parties.

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate user-generated content.

Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices related to user-generated content and that requires changes to these practices or the design of our platform or services. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims against third parties, including actions based on invasion of privacy, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. If immunities currently afforded to websites that publish user-generated content are limited, we may be compelled to remove content from our platform that we would otherwise publish, or restrict the types of businesses for which we promote digital offer content, among other changes. Such changes in law could increase our operating costs and make it more difficult for consumers and real estate professionals to use our platform, resulting in less user traffic and net revenues, and could have a negative impact on our business, results of operations or financial condition.

Risks Related to Our Common Shares

The price of our Common Shares could be subject to volatility related or unrelated to our operations.

The trading price of our Common Shares could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed previously in this “Risk Factors” section of this AIF and others, such as:

•	our ability to attract new users;

•	the addition or loss of existing users, including through acquisitions or consolidations;

•	the timing of recognition of revenue;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network or server outages or security breaches;

•	infringement of or failure to protect intellectual property;

•	general economic, industry and market conditions;

•	premium user renewal rates;

•	increases or decreases in the number of features and functionality of our services or pricing changes upon any renewals;

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•	changes in estimates used in the calculation of our income tax provision;

•	changes in our pricing policies or those of our competitors; and

•	variations in the real estate industry, which has historically been cyclical and general economic conditions in the United States and abroad.

In addition, the stock market, in general, or the market for stocks in our industry, in particular, may experience broad market fluctuations, which may adversely affect the market price or liquidity of our Common Shares. Any sudden decline in the market price of our Common Shares could trigger securities class-action lawsuits against us. If any of our shareholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management would be diverted from our business and operations. We also could be subject to damages claims if we are found to be at fault in connection with a decline in our share price.

Our principal shareholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to shareholder approval.

As of the date of this AIF, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially own in the aggregate approximately 26.8% of our outstanding Common Shares. As a result of their stock ownership, these shareholders have the ability to influence our management and policies, and may be able to significantly affect the outcome of matters requiring shareholder approval such as elections of directors, amendments of our organizational documents or approvals of any merger, amalgamation, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Common Shares that you may feel are in your best interest as one of our shareholders.

You may experience future dilution as a result of future equity offerings or other equity issuances.

We will have to raise substantial amounts of additional capital in the future. To raise additional capital, we may in the future offer additional Common Shares or other securities convertible into or exchangeable for our Common Shares. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by existing investors. The price per share at which we sell additional Common Shares or other securities convertible into or exchangeable for our Common Shares in future transactions may be higher or lower than the price per share in a previous offering.

We do not intend to pay dividends on our Common Shares, and your ability to achieve a return on your investment will depend on appreciation in the market price of our Common Shares.

As described in the section entitled “Dividend Policy” in this AIF, we currently intend to invest our future earnings, if any, to fund our growth and do not anticipate paying any cash dividends in the foreseeable future. Since we do not intend to pay dividends in the foreseeable future, your ability to receive a return on your investment will depend on any future appreciation in the market price of our Common Shares. There is no assurance that our Common Shares will appreciate in price.

DIVIDENDS AND DISTRIBUTIONS

We have never declared or paid any cash dividends or distributions on our Common Shares. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends or distributions in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in our current or future financing instruments.

There are no restrictions in our articles or pursuant to any agreement or understanding to which we are a party that could prevent us from paying dividends or distributions

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DESCRIPTION OF CAPITAL STRUCTURE

As of the date of this AIF, our authorized capital structure consists of three classes of shares, Common Shares, Class A Shares and Class B Preferred Shares.

Common Shares

We are authorized to issue an unlimited number of Common Shares without par value, of which 36,923,480 are issued and outstanding and fully paid and non-assessable as of the date of this AIF. The Common Shares are not subject to any further call or assessment, do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to benefits that may accrue to the holders of the Common Shares. All holders of Common Shares are entitled to receive a notice of any meeting of the shareholders of RESAAS, excluding meetings at which only holders of Class A Shares are entitled to vote, and will have one vote for each Common Share held. Voting rights may be exercised in person or by proxy. Holders of Common Shares are entitled to receive such dividends in any financial year as the board of directors may declare. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, ratably in proportion to their ownership interest, the remaining assets of our business.

Class A Shares

We are authorized to issue an unlimited number of non-voting, non-transferrable (except in the event of incapacity or death) Class A Shares with a par value of Cnd$0.01 per share, none of which are issued and outstanding as of the date of this AIF. Class A Shares cannot be issued at a price less than Cnd$2.00 per share. Holders of Class A Shares have no voting rights and no right to receive notice of or attend any meeting of our shareholders, except meetings at which holders of Class A Shares are entitled to vote. Holders of Class A Shares are not entitled to receive any dividends.

Each issued and outstanding Class A Share shall be converted into one fully paid Common Share immediately prior to the consummation of any “Change of Control Event”. A Change of Control Event for this purpose is defined as a merger, amalgamation, arrangement, reorganization, take-over bid, tender offer, exchange offer, acquisition, sale of shares, or other form of corporate reorganization in which outstanding Common Shares are exchanged for money, securities or other consideration, with the result that upon completion of the transaction 50% or more of the voting securities of the company or the resulting issuer, as the case may be, are beneficially owned, directly or indirectly, by one or more persons other than persons who beneficially own at least 50% of the Common Shares immediately prior to completion of such transaction. All converted Class A Shares will be cancelled upon conversion and will not be reissued.

Class B Shares

We are authorized to issue an unlimited number of Class B Preferred Shares without par value. To enhance the ability of the Company to secure financing in the future, management of the Company (with shareholder approval) increased its authorized capital by creating a class of “blank cheque” preferred shares without par value that may be issued in one or more series. The creation of the Class B Preferred Shares allows the board of directors to react quickly to market conditions and other factors and create a series of shares without the time and expense involved in calling a special meeting of the shareholders of the Company.

The rights and restrictions attached to the Class B Preferred Shares allow the board of directors to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attached to the shares of that series, before the issuance of shares of any particular series. The board of directors has the authority to fix, amongst other things, the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company.

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Warrants

As of the date of this AIF, the Company has outstanding warrants to purchase up to 252,462 units at an exercise price of $1.80 per unit expiring on December 10, 2017. Each unit consists of one Common Share and one Common Share purchase warrant, each of which is exercisable into one additional Common Share at a price of $3.00 per Common Share until December 10, 2017. Also as of the date of this AIF, the Company has outstanding warrants to purchase up to 3,606,600 Common Shares at an exercise price of $3.00 per share expiring on December 10, 2017.

Options

As of the date of this AIF, the Company had outstanding stock options to purchase a total of 1,360,000. Common Shares at an exercise price of $2.35 per share and expiring on December 23, 2016. All outstanding options were granted under our original Stock Option Plan or our Amended and Restated Stock Option Plan.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares commenced trading on the CSE under the symbol “RSS” from the time of our initial public offering in February 2011. The following table sets forth the price ranges and volume of our Common Shares as reported by the CSE for the periods indicated:

	High ($)	Low ($)	Volume
2015
January	4.03	2.80	177,238
February	4.03	3.61	162,070
March	4.50	3.30	178,747
April	4.22	3.25	172,382
May	4.10	3.45	186,134
June	4.64	4.00	327,274
July	4.23	3.00	321,508
August	3.95	2.75	136,494
September	3.00	2.60	86,967
October	3.05	2.50	31,807
November	3.00	1.48	93,810
December	1.97	1.49	147,243

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

National Policy 46-201 Escrow for Initial Public Offerings (“NP 46-201”) requires that all shares of a domestic issuer owned or controlled by its principals will be escrowed at the time of the issuer’s initial public offering (“IPO”) in Canada, unless the shares held by the principal or issuable to the principal upon conversion of convertible securities held by the principal collectively represent less than 1% of the total issued and outstanding shares of the issuer after giving effect to the IPO.

We entered into an escrow agreement dated October 20, 2010 (the “Escrow Agreement”) with our transfer agent, Olympia Trust Company (now, Computershare Investor Services Inc.), and certain of our directors, executive officers and insiders. The Escrow Agreement complies with the provisions of NP 46-201, with the exception of the escrow release period which has been changed to a 66-month release period as set out in the following table:

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Date of Automatic Timed Release	Amount of Escrowed Securities Released
On the IPO Date	None
6 months after the IPO Date	None
12 months after the IPO Date	10% of the escrowed securities
18 months after the IPO Date	10% of the escrowed securities
24 months after the IPO Date	10% of the escrowed securities
30 months after the IPO Date	10% of the escrowed securities
36 months after the IPO Date	10% of the escrowed securities
42 months after the IPO Date	10% of the escrowed securities
48 months after the IPO Date	10% of the escrowed securities
54 months after the IPO Date	10% of the escrowed securities
60 months after the IPO Date	10% of the escrowed securities
66 months after the IPO Date	All remaining escrowed securities

The automatic timed release escrow applicable to us resulted in no release from escrow until the date that was 12 months after February 3, 2011, the date on which our Common Shares were listed for trading on the CSE (the “IPO Date”), at which time 10% of the escrowed securities were released. The remaining escrowed securities have been and will continue to be released in 10% tranches every six months thereafter.

A total of 975,000 Common Shares are subject to escrow as of the date of this AIF, as set out in the following table:

Designation of Class	Number of Escrowed Securities	Percentage of Class (%)
Common Shares	975,000	2.6

Other Restrictions on Transfer

On October 20, 2010, we entered into a stock restriction and lock-up agreement with one shareholder to restrict the transfer of an aggregate of 250,000 Common Shares held by such shareholder according to the terms of the escrow release schedule set forth above. As of the date of this AIF, 25,000 Common Shares held by that shareholder are still restricted pursuant to that agreement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out the name, province or state and country of residence, position and offices held with our company, date appointed, number and percentage of our voting securities that each of our directors and executive officers beneficially owns, directly or indirectly, or exercises control over, as of the date of this AIF, and their respective occupations during the past five years. In the table below only, Common Shares are referred to as “shares”, and incentive stock options are referred to as “options”.

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Name, Province/State and Country of Residence	Position/Office and Date Appointed	Number and Percentage of Securities Held and Direct or Indirect Ownership (1)	Principal Occupations Held for Previous Five Years

Cory Brandolini (2) British Columbia, Canada	Chief Executive Officer, Chairman, Director June 4, 2009	3,969,001 shares + 13,800 shares (indirect) / Nil options 10.8% (9.5% diluted)	Officer of RESAAS

Cameron Shippit British Columbia, Canada	Chief Financial Officer, Secretary, Director June 5, 2009	1,487,500 shares + 64,468 shares (indirect) / Nil options 4.2% (3.7% diluted)	Officer of RESAAS

Thomas Rossiter British Columbia, Canada	President March 13, 2013 Director April 30, 2012	140,000 / 50,000 options 0.4% (0.5% diluted)	Officer of RESAAS; Former Managing Director at Lightmaker Group Ltd.; Former Technical Manager at Lightmaker UK Ltd.

Adrian Barrett (2) British Columbia, Canada	Director December 7, 2009	4,004,500 shares / Nil options 10.8% (9.5% diluted)	President of Lightmaker Vancouver Inc. and Lightmaker USA Inc.; Chairman of the Board of Lightmaker Group Ltd. (Online media service provider)

J. Chris Morgando (2) Nevada, USA	Director June 5, 2009	225,000 shares / Nil options 0.6% (0.5% diluted)	Self-employed consultant; Founding Director of First 100, LLC (Hybrid Real Estate Factoring/REIT)

Marwan Hadded British Columbia, Canada	Chief Technology Officer August 28, 2014	4,800 shares / 65,000 options 0.0% (0.2% diluted)	Officer of RESAAS; Former Software Team Lead at B.C. Maritime Employers Association; Former Software Architect at Primisyn; Former Senior Software Engineer at Blast Radius

Total Common Shares held by or over which dispositive control is exercised by our directors and officers as a group		9,909,069 shares / 115,000 options 26.8% (29.1% diluted)

(1)	Based on 36,923,480 Common Shares issued and outstanding as of the date of this AIF and 42,142,542 Common Shares on a fully-diluted basis, assuming the exercise of all outstanding warrants and incentive stock options.
(2)	Member of the audit committee.

Term of Office

The term of office of our directors expires at the time of our annual meeting of shareholders. The term of office of our executive officers expires at the discretion of our Board.

Share Ownership

As a group, our directors and executive officers beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 9,909,069 Common Shares as of the date of this AIF representing approximately 26.8% of the 36,923,480 issued and outstanding Common Shares and 23.5% of the fully-diluted 42,142,542 Common Shares (23.8% assuming the exercise of all outstanding incentive stock options held by such directors and executive officers). The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by our directors and executive officers as a group is based upon information furnished by our directors and executive officers.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, other than as disclosed herein, none of our directors or executive officers is at the date of this AIF, or was within the past 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company, that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer and chief financial officer.

J. Chris Morgando, one of our directors, was also a director of Itiva Digital Media Corp. (“Itiva”), a position he held from August 16, 2008 to February 3, 2011. Cory Brandolini, our President, CEO and director, was a director of Itiva from October 2, 2006 to September 21, 2007. On July 30, 2009, Itiva was subject to a cease order (the “CTO”) issued by the British Columbia Securities Commission for failing to file a report of exempt distribution after distributing securities in reliance upon certain prospectus exemptions (the “Distributions”) to investors resident in British Columbia. A portion of the Distributions occurred while Mr. Brandolini served as a director of Itiva; however, Mr. Brandolini was not a director of Itiva while the CTO was in effect. All of the distributions occurred prior to Mr. Morgando serving as a director, though Mr. Morgando was a director while the CTO was in effect. The necessary reports of exempt distribution were filed with the Commission on August 6, 2009 and the CTO was subsequently lifted on October 6, 2009.

None of our directors, executive officers or shareholders holding a sufficient number of our securities to materially affect the control of our company is, or has been within the past 10 years:

(a)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

None of our directors, executive officers or shareholders holding a sufficient number of our securities to materially affect the control of our company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

None.

PROMOTERS

Cory Brandolini, Cameron Shippit and Adrian Barrett may each be considered to be a “promoter” of RESAAS as that term is defined in the Securities Act (British Columbia). None of our promoters has received anything of value from us and no promoter has any entitlement to receive anything of value except as set forth below and elsewhere in this AIF.

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1.	During the year ended December 31, 2009, Cory Brandolini, our Chief Executive Officer, Chairman and director, subscribed for 3,000,000 Common Shares at a price of $0.005 per Common Share and 1 Common Share at a price of $0.05 for gross proceeds to us of $15,000.05.

2.	During the year ended December 31, 2009, Cameron Shippit, our Chief Financial Officer, Secretary and director, subscribed for 1,500,000 Common Shares at a price of $0.005 per Common Share for gross proceeds to us of $7,500.

3.	Adrian Barrett, our director, is the President of Lightmaker USA Inc., a private company that provided services to develop our website in exchange for cash consideration during 2011 and 2010, and Lightmaker Vancouver Inc., a former shareholder that received 4,000,000 Common Shares at a deemed price of $0.005 per Common Share for total deemed consideration of $20,000 pursuant to an intellectual property sale agreement dated June 29, 2009, as amended on July 10, 2009. Mr. Barrett now holds those Common Shares directly.

See “Directors and Officers” and “Interests of Management and Others in Material Transactions” for additional disclosure concerning our promoters.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Management is not aware of any existing or contemplated legal proceedings material to RESAAS to which it is a party or to which its property is the subject.

Regulatory Actions

We have not:

(a)	had any penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during our most recently completed financial year;

(b)	had any other penalties or sanctions imposed against us by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during our most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this AIF, no director, executive officer or principal shareholder of RESAAS, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction during the financial year ended December 31, 2015 or within the preceding three financial years or in any proposed transaction that has materially affected or will materially affect our company.

During the year ended December 31, 2015, we incurred $80,339 (2014 - $78,214, 2013 - $78,214) in management fees to each of our Chief Executive Officer and Chief Financial Officer. During the year ended December 31, 2015, we also incurred bonus expenses of $91,000 (2014 - $Nil, 2013 - $28,000) to our Chief Executive Officer and $90,900 (2014 - $3,500, 2013 - $3,000) to our Chief Financial Officer, and recognized stock-based compensation expense of $Nil (2014 - $Nil) to our Chief Financial Officer. Furthermore, as of December 31, 2015, we were owed $Nil (2014 - $88,500, 2013 - $88,500) and $88,400 (2014 - $88,400, 2013 - $88,400), for loans to our Chief Executive Officer and Chief Financial Officer, respectively, which were unsecured, non-interest bearing, and due on demand. The loans were converted to bonus compensation in March 2015 for services rendered by each executive in 2013.

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During the year ended December 31, 2015, we incurred management fees of $123,438 (2014 - $120,330, 2013 - $120,330) to our current President and former Chief Technology Officer. During the year ended December 31, 2015, we also incurred bonus expense of $2,500 (2014 and 2013 - $Nil) and recognized stock-based compensation expense of $Nil (2014 - $94,729, 2013 - $198,900) to our current President and former Chief Technology Officer.

During the year ended December 31, 2015, we incurred salaries and benefits of $102,428 (2014 - $102,678, 2013 - $96,001). During the year ended December 31, 2015, we also incurred bonus expense of $21,124 )2014 and 2013 - $Nil) and recognized stock-based compensation expense of $Nil (2014 - $94,739, 2013 - $198,990) to our current Chief Revenue Officer and former Chief Marketing Officer and Chief Operating Officer.

During the year ended December 31, 2015, we incurred salaries and benefits of $115,731 (2014 - $106,703, 2013 - $96,813) and recognized stock-based compensation expense of $Nil (2014 - $373,939, 2013 - $67,548) to our Chief Technology Officer.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. of Canada at its offices located in Vancouver, British Columbia.

MATERIAL CONTRACTS

We did not enter into any material contracts during the year ended December 31, 2015 or from that time to the date of this AIF that are still in effect and are material to our business.

INTERESTS OF EXPERTS

Our consolidated financial statements for the year ended December 31, 2015 and 2014 have been audited by KPMG LLP, Chartered Professional Accountants (“KPMG”). KPMG has confirmed that, with respect to the Company, it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

ADDITIONAL INFORMATION

Audit Committee

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor. Our audit committee charter is attached as Schedule “A” to this AIF.

Composition of Audit Committee

Our Audit Committee is comprised of Cory Brandolini, Adrian Barrett and J. Chris Morgando. Mr. Morgando and Mr. Barrett are independent directors within the meaning of NI 52-110. The chairman of the Audit Committee is J. Chris Morgando. All members of the Audit Committee are financially literate. “Financial literacy” is considered to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, statement of income (loss) and cash flow. The members of the Audit Committee are appointed by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

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Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Cory Brandolini served as a director of Pure Living Media Inc. (formerly TinyMassive Technologies Inc. and now, Scavo Resource Corp.), a CSE listed issuer, from December 2009 to January 2012. He also worked as an investment advisor at various securities firms, including Gateway Investment Advisors, LLC from 2003 to 2007, Octagon Capital Corporation from 2000 to 2003 and Wolverton Securities Ltd. from 1988 to 2000.

J. Chris Morgando served as a director and the VP of Corporate Development of Pure Living Media Inc. (formerly TinyMassive Technologies Inc. and now, Scavo Resource Corp.), a CSE listed company, from March 2010 to June 2011. He also served as its interim President, CEO and COO for the month of March 2010. Mr. Morgando was also the President, CEO, Interim CFO and a director of Helpeo, Inc., an OTC Bulletin Board quoted company, from January 2010 until November 2012, and has experience as a director and officer of a private company, Cinematx Digital Inc., where he acted the President, CFO, Secretary and a director from September 2007 to September 2014.

Adrian Barrett has been a director of RESAAS since December 7, 2009. He has been the Chairman of the board of Lightmaker Group Ltd., a global award winning, full service digital media agency since October 1997. He is also the President and Chairman of each of Lightmaker Group’s four subsidiaries: Lightmaker UK Ltd. since September 1999; Lightmaker USA Inc. since November 2005; Lightmaker Amsterdam BV since March 2006; and, Lightmaker Vancouver Inc. since August 2007. He holds a Bachelor of Science and Economics and Business from the University of Wales, United Kingdom.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of our most recently completed financial year have we relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of our most recently completed financial year have we relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Reliance on Section 6.1

Pursuant to section 6.1 of NI 52-110, as a venture issuer, we are relying on the exemption from the audit committee composition requirements and certain reporting obligations found in Parts 3 and 5 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our board of directors.

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Pre-Approval Policies and Procedures

Our Audit Committee is required to approve the engagement of our external auditors in respect of non-audit services. The aggregate fees billed by our external auditors for the last two fiscal years are provided below.

Audit Service Fees	Fiscal Year Ended December 31, 2015 ($)	Fiscal Year Ended December 31, 2014 ($)
Audit Fees (1)	142,500	26,460
Audit-Related Fees (2)	-	-
Tax Fees (3)	13,550	-
All other fees (4)	-	-
Total	156,050	26,460
(1)	Aggregate fees billed (or accrued) by our auditors for audit services.
(2)	Aggregate fees billed (or accrued) by our auditors for audit-related services.
(3)	Aggregate fees billed (or accrued) by our auditors for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed (or accrued) by our auditors and not included above.

General

Additional information relating to our company and our business may be found on the SEDAR website at www.sedar.com and the CSE website at www.thecse.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans is included in our information circular filed on SEDAR in respect of our annual general meeting of shareholders held on June 30, 2015.

Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2015.

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SCHEDULE A

RESAAS SERVICES INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company’s audit committee, or its Board of Directors in lieu thereof (the “Audit Committee”). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

Composition

(i)	Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(ii)	Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the “Chair”) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(iii)	Financially Literacy. All members of the audit committee will be financially literate as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

Meetings

(i)	Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(ii)	Agenda. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(iii)	Notice to Auditors. The Company’s auditors (the “Auditors”) will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.

(iv)	Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(i)	Selection of the External Auditor. Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company’s accounts, controls and financial statements.

(ii)	Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor’s review, including the Auditor’s engagement letter.

(iii)	Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(iv)	Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board.

(v)	Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(vi)	Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(vii)	Resolution of Disputes. Assist with resolving any disputes between the Company’s management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(viii)	Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(ix)	Review of Interim Financial Statements. Review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(x)	MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company’s management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(xi)	Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(xii)	Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(xiii)	Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(xiv)	Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(xv)	Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

(xvi)	Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure.

Complaints

(xvii)	Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(xviii)	Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company’s employees of concerns regarding questionable accounting or auditing matters.

Authority

(i)	Auditor. The Auditor, and any internal auditors hired by the company, will report directly to the Audit Committee.

(ii)	To Retain Independent Advisors. The Audit Committee may, at the Company’s expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

Reporting

The Audit Committee will report to the Board on:

(i)	the Auditor’s independence;

(ii)	the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(iii)	the reappointment and termination of the Auditor;

(iv)	the adequacy of the Company’s internal controls and disclosure controls;

(v)	the Audit Committee’s review of the annual and interim consolidated financial statements;

(vi)	the Audit Committee’s review of the annual and interim management discussion and analysis;

(vii)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(viii)	all other material matters dealt with by the Audit Committee.